United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale clarifies on media articles

Rio de Janeiro, June 7th, 2024 - Vale S.A. ("Vale" or “Company”) informs that, on the evening of June 6th, through media article released by the news portal UOL1, the Company became aware of its inclusion in the Registry of the Brazil’s Ministry of Labor and Employment (“Ministry”), known as the “dirty list” (“lista suja” in Portuguese).

As indicated in Vale’s Reference Form2, in February 2015, the company Ouro Verde Locações e Serviços S.A., which provided transportation services for finished products for Vale in Minas Gerais, had its workplaces, both owned by Vale, inspected by the Ministry. After said inspection, the Ministry pointed out the non-compliance with various labor obligations. Upon becoming aware of the findings, Vale followed all corrective measures and subsequently terminated the contract with the transport company.

Vale clarifies that its inclusion is incorrect, considering the recent decision of the Supreme Federal Court (STF) published on May 9, 2024, which recognized the impossibility of maintaining the infraction notices issued during the Ministry of Labor’s inspection in 2015. As a result of this decision, the case must return to the Regional Labor Court of Minas Gerais, which should issue a new decision on the nullity of the notices, while Vale will take the necessary measures for its immediate removal from the Registry.

Vale emphasizes that it adopts rigorous measures to ensure compliance with labor laws and respect for human rights in all its operations and supply chain. The Company reiterates its commitment to ethics, transparency, and social responsibility, and will continue to actively collaborate with the competent authorities to clarify and resolve any issues related to this topic.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

¹ Entitled ‘Vale is included by the federal government on the slave labor dirty list’.

² Reference Form 2024, available here.

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 07, 2024		Director of Investor Relations